T-Rex Oil, Inc.

520 Zang Street, Suite 250

Broomfield, CO 80021

(720)502-4483

September 15, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

Washington, D.C. 20549

Re:  T-Rex Oil, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed July 16, 2015

File No. 000-51425

Dear Mr. Hodgin and Horowitz:

We received your comment letter dated August 7, 2015, regarding the filing of T-Rex Oil, Inc.'s Annual Report on Form 10-K on July 16, 2015, as referenced above.  In regards to your comments please see our responses below.

Form 10-K for the Fiscal Year Ended March 31, 2015

Properties, page 22

Reserves, page 23

1.   We note your disclosure indicating the estimates of net proved reserves presented on page 23 are as of March 31, 2015 which would coincide with your fiscal year end.  We also note you attribute such estimates to the Reserve Report dated June 3, 2015.  However, the referenced report, filed as Exhibit 99.1m states "in accordance with your request, we have estimated the proved reserves and future revenue, as of May 31, 2015" which is a date inconsistent with your fiscal year end.  Please obtain and file a revised reserve report and modify the disclosure in your Form 10-K relating to estimates of your proved reserves and to the extent that you also provide optional disclosure of probable and possible reserves prepared by your third party reserves engineer.  Note Item 1202(a) of Regulation S-K requires disclosure of a "summary of oil and gas reserves at fiscal year end."  If you provide optional disclosure relating to the net quantities of your probable and possible reserves, expand your amended disclosure to provide the net quantities of developed and undeveloped reserves to comply with Items 1202(a)(2)(iv) through (vii) of Regulation S-K.

Answer:    We have revised the Reserve Report, dated June 3, 2015, now dated August 21, 2015, to provide reserve valuations as of our fiscal year ended March 31, 2015.  We have made revisions in Item 2 Properties and in the Notes to Financial Statements to reflect such change of dates and have included the revised report as Exhibit 99.1 to our Amended Annual Report for the fiscal year ended March 31, 2015, filed herewith.

Securities and Exchange Commission

September 15, 2015

2.   We also note the Reserve Report, filed as Exhibit 99.1, states "as requested, probable and possible reserves that exist for these properties have not been included (in the report)."  In this regard, the disclosure in your filing should correlate with the information in the reserve report. Therefore, if the estimates of probable and possible reserves presented in your filing were prepared by your third party reserves engineer, please obtain and file a revised report which includes the third party engineers estimates of such reserves to comply with Item 1202(a)(8) of Regulation S-K.  Otherwise, revise your Form 10-K to remove information presented in your filing that is not also provided in the reserve report.

Answer:    We have revised the Reserve Report to include the estimates for probable and possible reserves for the properties in the Reserve Report and we have included such estimates in our Amended Annual Report.

3.   The disclosure on page 23 relating to your definition of proved undeveloped oil reserves does not precisely correlate with the definition in Rule 4-10(a)(31)(i) of Regulation S-X regarding the criteria necessary to include undeveloped reserves at greater distances.  Please revise your definition accordingly.

Answer:    Please see page 23 of the filing, where we have revised the definition to comply with Rule 4-10(a)(31)(i) of Regulation S-X.

4.   We estimate the proved undeveloped reserves disclosed on page 23 represent approximately 81% of your total net proved reserves.  In regards to your proved undeveloped reserves, tell us about your development and financing plans sufficiently to understand how you have complied with Rule 4-10(a)(26) and (31)(ii) of Regulation S-X in quantifying your reserves.  Also, disclose the information required by Item 1203(d) of Regulation S-K regarding the extent to which any of your proved and undeveloped reserves will not be developed within five years of your initial disclosure of these reserves, including the reasons for any exceptions you believe are accommodated under the aforementioned guidance.

Answer:    We have revised our disclosures on page 23 to more fully discuss the development of our proved undeveloped reserves.

Developed and Undeveloped Acreage, page 25

5.   Please tell us the technical basis supporting your disclosure of 4,677 gross developed acres relating to the Big Horn Basin.  As part of your explanation, clarify for us the extent to which the developed acreage figure relates to the 6 gross productive oil wells disclosed on page 25 in the Big Horn Basin.

Securities and Exchange Commission

September 15, 2015

Answer:         The properties and acreage were calculated as follows:

				Developed		Undeveloped
	Gross Acres	WI %	NRI %	Gross Acres	Net Acres	Gross Acres	Net Acres
Wyoming
Big Horn Basin
Rawhide	1,184	100	81.5	1,184.00	1,184.00	-	-
	428	100	87.5	428.00	428.00	-	-
Meeteetse Deep	240	100	82.5	240.00	240.00	-	-
Adam	160	100	40.16	-	-	160.00	160.00
Baird Peak	752	100	86.25	752.00	752.00	-	-
	880	54.23	43.11	880.00	477.22	-	-
	1,193	54.23	43.11	1,193.00	646.96	-	-
Firebrick	210	5.29	4.57	-	-	210.00	11.11
	160	5.29	4.37	-	-	160.00	8.46
	5,207			4,677.00	3,728.19	530.00	179.57

The 6 gross wells were calculated as follows:

				Oil Wells		Gas Wells
	Total Number of Wells	WI %	NRI %	Gross	Net	Gross	Net
Wyoming
Big Horn Basin
Rawhide	1	100	81.5	1.00	1.00	-	-
	1	100	81.5	1.00	1.00	-	-
	1	100	81.5	1.00	1.00	-	-
	1	100	81.5	1.00	1.00	-	-
	4			4.00	4.00	-	-

Meeteetse Deep	1	100	82.5	1.00	1.00	-	-
	1			1.00	1.00	-	-

Adam	-	100	40.16	-	-	-	-

Baird Peak	1	100	86.25	1.00	1.00	-	-
	1			1.00	1.00	-	-

Firebrick	-	5.29	4.57	-	-	-	-
	-	5.29	4.37	-	-	-	-
	-			-	-	-	-

6.   Please expand your disclosure of acreage to include the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Answer:         We have included on page 25 of the amended filing to include a table that specifies the expiration dates of the leases to the related acreages.

Securities and Exchange Commission

September 15, 2015

Productive Wells, page 25

7.   Please refer to the definition of productive wells under Item 1208(c)(3) of Regulation S-K and explain to us the basis for the disclosure of 4 gross/net productive oil wells relating to the Burke Ranch located in Natrona County, Wyoming.  In this regard, we note that reserve report, filed as Exhibit 99.1 to your Form 10-K, does not appear to refer to this county regarding the oil properties for which proved reserves were attributed.

Answer:    The 4 gross/net oil wells on the Burke Ranch in Natrona County, Wyoming were not included in the Reserve Report, dated June 3, 2015 nor in the Reserve Report, dated August 21, 2015.  These wells are not included, because they are not in mechanical working order.  During the summer and fall 2015, management has begun repairs to bring them into production in the latter half of this fiscal year.

8.   Please clarify for us and in your disclosure how the wells disclosed in footnotes 3 and 4 on page 25 relate to the tabular disclosure of your productive wells pursuant to Item 1208(a) of Regulation S-K.

Answer:    We have removed footnotes 3 and 4 as they were erroneously placed in the Document on page 26.

Notes to the Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (Unaudited), page 70

Net Proved Developed and Undeveloped Oil Reserves (Unaudited), page 72

9.  We note disclosure of the net quantities of your proved developed and undeveloped reserves and changes in the total net quantities of proved reserves at May 31, 2015.  Please revise the disclosure in your Form 10-K to comply with FASB ASC 932-235-50-4 and 50-5 which require the disclosure of your proved reserves as of the beginning and the end of the (fiscal) year.  As part of your amended disclosure, remove disclosure of the gross amounts of your proved reserves pursuant to FASB ASC 932-235-50-4 which states "net quantities shall not include reserves relating to interest of others in properties owned by the entity."  Also remove disclosure relating to probable and possible reserves which are not considered to be part of the supplementary information pursuant to FASB ASC 932-235-50-2.

Answer:    We have revised the tables and disclosures in the Net Proved Developed and Undeveloped Oil Reserves to comply with the fiscal year end date of March 31, 2015 used in our revised reserve report and in addition have removed the disclosure relating to probable and possible reserves pursuant to FASB ASC 932-235-50-2.

Standardized measure of Discounted Future Net Cash Flows, page 74

Changes in Discounted Future Cash Net Cash Flows, page 75

10. We note your disclosure of the discounted future net cash flows related to the total proved oil and gas reserves and the changes therein at May 31, 2015.  Revise the disclosure in your Form 10-K to comply with FASB ASC 932-235-50-30 and 50-31 which require the disclosure of such estimates as of the end of the (fiscal) year.  As part of your amended disclosure, please revise to remove disclosure by individual state.  Refer to FASB ASC 932-235-50-6A regarding what may constitute a geographic area.

Answer:    We have revised the tables and disclosures in the Net Proved Developed and Undeveloped Oil Reserves to comply with the fiscal year end date of March 31, 2015 used in our revised reserve report and in addition we have amended our disclosure by individual state.

Securities and Exchange Commission

September 15, 2015

Further, T-Rex Oil, Inc. acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the following responses and amended filing to comply with your comments.  If there are any further questions, please contact us.

Sincerely,

/s/Donald Walford
Chief Executive Officer